UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Public Offering

On November 25, 2009 the initial public offering (“IPO”) of 3,600,000 Units (“Units”) of GSME Acquisition Partners I (the “Company”) was consummated.   Each Unit consists of one Ordinary Share, $.001 par value per share (“Ordinary Share(s)”), and one Warrant (“Warrant”), each to purchase one Ordinary Share.  The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $36,000,000.

Simultaneously with the consummation of the IPO, the Company consummated the private sale (“Private Sale”) of 3,600,000 warrants (“Insider Warrants”) at a price of $0.50 per Insider Warrant, generating total proceeds of $1,800,000.  The Insider Warrants were purchased by MCK Capital Co., Limited, an affiliate of Jing Dong Gao, the Company’s chairman of the board, together with Eli D. Scher, the chief executive officer of the Company, Lawrence S. Wizel, a consultant to the Company.  The Insider Warrants are identical to the Warrants included in the Units sold in the IPO except that the Insider Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are still held by these purchasers or their affiliates.  The purchaser of the Insider Warrants has agreed that the Insider Warrants will not be sold or transferred by it until 60 days after the Company has completed a business combination.

Of the proceeds received from the consummation of the IPO and Private Sale, $36,000,000 was placed in a trust account at Morgan Stanley Smith Barney in London, maintained by Continental Stock Transfer & Trust Company acting as trustee.  Such funds have been invested in United States treasuries with a maturity of three months. Audited financial statements as of November 25, 2009 reflecting receipt of the proceeds upon consummation of the IPO and the Private Sale have been issued by the Company and are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.  Copies of the press releases issued by the Company announcing the effectiveness of the Registration Statement on Form F-1 filed by the Company for the IPO and the consummation of the transactions described above are included as Exhibits 99.2 and 99.3, respectively, to this Report of Foreign Private Issuer on Form 6-K.

Change in Fiscal Year End

On November 25, 2009, the Company’s Board of Directors changed its fiscal year end from December 31 to October 31.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 2, 2009	GSME ACQUISITION PARTNERS I

	By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer